ORGENESIS INC.

20271 Goldenrod Lane

Germantown, MD 20876

November 24, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Deanna Virginio

Re:	Orgenesis Inc.
Registration Statement on Form S-3
Filed November 16, 2020
File No. 333-250127

Dear Ms. Virginio:

With respect to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests, on behalf of Orgenesis Inc. (the “Company”), that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement to today, November 24, 2020, at 4:30 a.m. Eastern Time, or as soon as practicable thereafter.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please call Jeffrey Schultz of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (212) 692-6732 with any comments or questions regarding the Registration Statement.

Very truly yours,

Orgenesis Inc.

/s/ Neil Reithinger
By:	Neil Reithinger
Its:	Chief Financial Officer

cc: Jeffrey Schultz, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.